

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2019

Christopher Schreiber
Executive Chairman
Akers Biosciences, Inc.
201 Grove Road
Thorofare, NJ 08086

> **Re: Akers Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 1, 2019**
> **File No. 333-234447**

Dear Mr. Schreiber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sarah Williams